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January 19, 2023	Dave J. Babiarz (303) 256-2749 (720) 228-2296 Fax dbabiarz@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Re:	Vitro Biopharma, Inc. Amendment No. 2 to Registration Statement on Form 10 File No. 000-17378 Filed on December 21, 2022

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc. (the “Company”), set forth below is a response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned amendment to the registration statement on Form 10 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 3 to the Registration Statement (the “Amendment”) by EDGAR. For your convenience, each of the Staff’s comments included in its letter dated January 4, 2023 is reprinted below in italics, and is followed by the Company’s response.

Amendment No. 2 to Form 10-12G, Filed December 21, 2022

If we fail to maintain an effective system of internal control over financial reporting, page 69

1.	Please expand the risk factor discussion to discuss the errors resulting in an overstatement of revenue during the three and nine months ended July 31, 2022 and resulting restatement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly. Specifically, the risk factor disclosure beginning on page 69 of the Amendment has been expanded to disclose the errors resulting in the overstatement. In addition, the initial single risk factor has been reorganized into two separate factors to enhance the disclosure to investors.

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Securities and Exchange Commission

January 19, 2023

The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 256-2749 or by email at dbabiarz@polsinelli.com.

Sincerely,

/s/ David J. Babiarz
David J. Babiarz
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Scott A. Berdan, Shareholder, Polsinelli PC
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailer, LLP